NEWTECH ELECTRONICS INDUSTRIES, INC.
                             16550 N.W. 10TH AVENUE
                              MIAMI, FLORIDA 33169

                                                              July 30, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         Re:      Newtech Electronics Industries, Inc.
                  Registration Statement on Form S-1
                  File No. 333-52607

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Newtech Electronics Industries, Inc. (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-52607) (the "Registration Statement"), effective immediately. The Registration Statement is being withdrawn due to the Company's sale of substantially all of its assets. We hereby advise you that none of the securities covered by the Registration Statement have been offered or sold.

                                   Very truly yours,

                                   Newtech Electronics Industries, Inc.

                                   /s/ JOEL NEWMAN
                                   ------------------------------------
                                   Joel Newman
                                   Chief Executive Officer